UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

WideOpenWest Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96758W101

(CUSIP Number)

January 22, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

CUSIP NO. 96758W101	Page 2 of 12 Pages

CUSIP No. 96758W101
(1) Names of reporting persons	LB Partners, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	VA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	4,650,725*
(7) Sole dispositive power	0
(8) Shared dispositive power	4,650,725*
(9) Aggregate amount beneficially owned by each reporting person	4,650,725*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.6%†
(12) Type of reporting person (see instructions)	IA

* LB Partners, LLC is the Investment Manager of LB M3 Partners LP, LB Rule One Partners LP, and LB Day Zero Partners LP (collectively the “Funds”) in which such shares referred to above are held. As a result, LB Partners, LLC possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Funds. LB Partners LLC disclaims beneficial ownership of any of the shares held by the Funds.

† Based on a total of 83,632,666 shares outstanding of the Issuer as of November 3, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed November 8, 2023.

CUSIP NO. 96758W101	Page 3 of 12 Pages

CUSIP No. 96758W101
(1) Names of reporting persons	LB M3 Partners LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	659,816
(7) Sole dispositive power	0
(8) Shared dispositive power	659,816
(9) Aggregate amount beneficially owned by each reporting person	659,816
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.8%†
(12) Type of reporting person (see instructions)	PN

† Based on a total of 83,632,666 shares outstanding of the Issuer as of November 3, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed November 8, 2023.

CUSIP NO. 96758W101	Page 4 of 12 Pages

CUSIP No. 96758W101
(1) Names of reporting persons	LB Rule One Partners LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	7,000
(7) Sole dispositive power	0
(8) Shared dispositive power	7,000
(9) Aggregate amount beneficially owned by each reporting person	7,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.0%†
(12) Type of reporting person (see instructions)	PN

† Based on a total of 83,632,666 shares outstanding of the Issuer as of November 3, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed November 8, 2023.

CUSIP NO. 96758W101	Page 5 of 12 Pages

CUSIP No. 96758W101
(1) Names of reporting persons	LB Day Zero Partners LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	3,983,909
(7) Sole dispositive power	0
(8) Shared dispositive power	3,983,909
(9) Aggregate amount beneficially owned by each reporting person	3,983,909
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	4.8%†
(12) Type of reporting person (see instructions)	PN

† Based on a total of 83,632,666 shares outstanding of the Issuer as of November 3, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed November 8, 2023.

CUSIP NO. 96758W101	Page 6 of 12 Pages

CUSIP No. 96758W101
(1) Names of reporting persons	Charles P. Cocke Jr.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	4,650,725*
(7) Sole dispositive power	0
(8) Shared dispositive power	4,650,725*
(9) Aggregate amount beneficially owned by each reporting person	4,650,725*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.6%†
(12) Type of reporting person (see instructions)	IN

*Mr. Cocke is the Managing Member of LB Partners, LLC, the Investment Manager of the Funds. As a result, Mr. Cocke possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Funds. Mr. Cocke disclaims beneficial ownership of any of the shares held by the Funds.

† Based on a total of 83,632,666 shares outstanding of the Issuer as of November 3, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed November 8, 2023.

CUSIP NO. 96758W101	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

WideOpenWest Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

7887 East Bellview Avenue, Suite 1000, Englewood, CO 80111.

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Person”) are:

LB Partners, LLC
LB M3 Partners LP
LB Rule One Partners LP
LB Day Zero Partners LP
Charles P. Cocke Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

411-413A East Main Street, Charlottesville, VA 22902.

Item 2(c).	Citizenship:

LB Partners, LLC is a Virgina limited liability company.

LB M3 Partners is a Delaware limited partnership.

LB Rule One Partners LP is a Delaware limited partnership.

LB Day Zero Partners LP is a Delaware limited partnership.

Mr. Charles P. Cocke Jr. is a United States Citizen.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”).
Item 2(e).	CUSIP Number:
96758W101

CUSIP NO. 96758W101	Page 8 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Item 4(a).

Amount Beneficially Owned:

Aggregate of all Reporting Persons - 4,650,725

LB Partners, LLC – 4,650,725*

LB M3 Partners LP – 659,816

LB Rule One Partners LP – 7,000

LB Day Zero Partners LP – 3,983,909

Charles P. Cocke Jr. - 4,650,725**

Item 4(b).

Percent of Class:

Aggregate of all Reporting Persons – 5.6%

LB Partners, LLC – 5.6%*

LB M3 Partners LP – 0.8%

LB Rule One Partners LP – 0.0%

LB Day Zero Partners LP – 4.8%

Charles P. Cocke Jr. - 5.6%**

CUSIP NO. 96758W101	Page 9 of 12 Pages

Item 4(c).	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: LB Partners, LLC – 0 LB M3 Partners LP – 0 LB Rule One Partners LP – 0 LB Day Zero Partners LP – 0 Charles P. Cocke Jr. - 0

(ii)

Shared power to vote or to direct the vote:

LB Partners, LLC – 4,650,725*

LB M3 Partners LP – 659,816

LB Rule One Partners LP – 7,000

LB Day Zero Partners LP – 3,983,909

Charles P. Cocke Jr. - 4,650,725**

	(iii)	Sole power to dispose or to direct the disposition of: LB Partners, LLC – 0 LB M3 Partners LP – 0 LB Rule One Partners LP – 0 LB Day Zero Partners LP – 0 Charles P. Cocke Jr. - 0

(iv)

Shared power to dispose or to direct the disposition of:

LB Partners, LLC – 4,650,725*

LB M3 Partners LP – 659,816

LB Rule One Partners LP – 7,000

LB Day Zero Partners LP – 3,983,909

Charles P. Cocke Jr. - 4,650,725**

* LB Partners, LLC is the Investment Manager of LB M3 Partners LP, LB Rule One Partners LP, and LB Day Zero Partners LP (collectively the “Funds”) in which such shares referred to above are held. As a result, LB Partners, LLC possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Funds. LB Partners LLC disclaims beneficial ownership of any of the shares held by the Funds.

** Mr. Cocke is the Managing Member of LB Partners, LLC, the Investment Manager of the Funds. As a result, Mr. Cocke possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Funds. Mr. Cocke disclaims beneficial ownership of any of the shares held by the Funds.

CUSIP NO. 96758W101	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 96758W101	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2024

LB Partners, LLC

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member

LB M3 Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB SPV GP LLC, the General Partner of LB M3 Partners LP

LB Rule One Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB Rule One GP LLC, the General Partner of LB Rule One Partners LP

LB Day Zero Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB Day Zero GP LLC, the General Partner of LB Day Zero Partners LP

Charles P. Cocke Jr.

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.

CUSIP NO. 96758W101	Page 12 of 12 Pages

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of WideOpenWest Inc. dated as of January 31, 2024, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	January 31, 2024

LB Partners, LLC

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member

LB M3 Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB SPV GP LLC, the General Partner of LB M3 Partners LP

LB Rule One Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB Rule One GP LLC, the General Partner of LB Rule One Partners LP

LB Day Zero Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB Day Zero GP LLC, the General Partner of LB Day Zero Partners LP

Charles P. Cocke Jr.

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.